UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Dated: December 13, 2013

Commission File No. 001-33311

NAVIOS MARITIME HOLDINGS INC.

7 Avenue de Grande Bretagne, Office 11B2

Monte Carlo, MC 98000 Monaco

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Closing of Notes Offering

On November 29, 2013, Navios Maritime Holdings Inc. (“Navios Holdings” or the “Company”) and Navios Maritime Finance II (US) Inc., its wholly owned subsidiary (“Navios Finance” and, together with the Company, the “Co-Issuers”), completed the sale of $650.0 million in aggregate principal amount of 7.375% First Priority Ship Mortgage Notes due 2022 (the “Notes”). A copy of the press release announcing the closing of the Notes offering is furnished as Exhibit 99.1 to this Report on Form 6-K and is incorporated herein by reference.

In connection with the closing of the Notes offering, the Co-Issuers and the guarantors of the Notes and Wells Fargo Bank, National Association, as trustee and collateral trustee, entered into the Indenture, dated as of November 29, 2013, relating to the Notes (the “Indenture”). Interest on the Notes will be payable on January 15 and July 15 of each year, beginning July 15, 2014, and the Notes will mature on January 15, 2022. On or after January 15, 2017, the Co-Issuers may redeem some or all of the Notes at the redemption prices set forth in the Indenture. In addition, before January 15, 2017, the Co-Issuers may redeem up to 35% of the aggregate principal amount of the Notes at the redemption prices set forth in the Indenture with the proceeds of one or more equity offerings so long as at least 65% of the originally issued aggregate principal amount of the Notes remains outstanding. The Co-Issuers may redeem some or all of the Notes at any time before January 15, 2017, at a price equal to 100% of the principal amount plus accrued and unpaid interest, if any, to the redemption date and a “make-whole” premium described in the Indenture. The Co-Issuers may also redeem all, but not less than all, of the Notes at a price equal to 100% of the principal amount plus accrued and unpaid interest, if any, upon certain changes in law that would trigger the payment of withholding taxes. Furthermore, upon the occurrence of certain change of control events, the Co-Issuers may be required to offer to purchase Notes from holders.

The Notes are the senior obligations of the Co-Issuers and rank equal in right of payment to all of their existing and future senior indebtedness and senior in right of payment to all of their existing and future subordinated indebtedness. The Notes are fully and unconditionally guaranteed, jointly and severally, by all of Navios Holdings’ direct and indirect subsidiaries that guarantee Navios Holdings’ 8 1/8% Senior Notes due 2019 (which excludes certain subsidiaries that have been or will be designated as “unrestricted subsidiaries”). The guarantees of Navios Holdings’ subsidiaries that own mortgaged vessels are senior secured guarantees to the extent of the value of the collateral securing such guarantee and the guarantees of Navios Holdings’ subsidiaries that do not own mortgaged vessels are senior unsecured guarantees. The Notes are secured by first priority ship mortgages on 23 vessels aggregating approximately 2.2 million deadweight tons owned by certain subsidiary guarantors and certain other associated property and contract rights. The Indenture contains restrictive covenants that limit, among other things, the ability of the Co-Issuers and their subsidiaries to incur additional indebtedness, pay dividends and make distributions on common and preferred stock, make other restricted payments, make investments, incur liens, consolidate, merge, sell or otherwise dispose of all or substantially all of their assets and enter into certain transactions with affiliates, in each case, subject to exclusions, and other customary covenants. The Indenture also contains customary events of default. Additional terms and conditions of the Notes are contained in the Indenture, which is attached as Exhibit 99.2 to this Report on Form 6-K and is incorporated herein by reference.

Expiration of Tender Offer Consent Payment Deadline

On November 29, 2013, Navios Holdings announced the expiration on November 27, 2013 of the consent payment deadline under its previously announced cash tender offer (the “Tender Offer”) for any and all of its outstanding 8 7/8% First Priority Ship Mortgage Notes due 2017 (the “2017 Notes”) and consent solicitation to eliminate or modify most of the restrictive covenants and certain events of default, and release the liens for the benefit of the holders on the assets that secure the 2017 Notes, and make other changes to provisions contained in the indenture governing the 2017 Notes (the “Consent Solicitation”). A copy of the press release is furnished as Exhibit 99.3 to this Report on Form 6-K and is incorporated herein by reference.

Pursuant to the terms of the Tender Offer, on November 29, 2013 Navios Holdings and Navios Maritime Finance (US) Inc. (collectively, the “Existing Co-Issuers”) accepted for payment, and paid for, all 2017 Notes validly tendered and not validly withdrawn prior to the consent payment deadline, comprising $ $442,213,000 in aggregate principal amount (representing approximately 90.62%) of outstanding 2017 Notes. After the purchase by the Existing Co-Issuers of all 2017 Notes validly tendered and not validly withdrawn prior to the consent payment deadline, the Existing Co-Issuers satisfied and discharged the indenture governing the 2017 Notes and issued a notice of redemption as described in more detail below.

Pursuant to the Consent Solicitation, the Existing Co-Issuers received the requisite consents to amend the indenture governing the 2017 Notes. On November 29, 2013, the Existing Co-Issuers and the guarantors of the 2017 Notes and Wells Fargo Bank, National Association, as trustee and collateral trustee, executed the Eleventh Supplemental Indenture (the “Supplemental Indenture”) to eliminate or modify most of the restrictive covenants and certain events of default, and release the liens for the benefit of the holders on the assets that secure the 2017 Notes, and make certain other changes. A copy of the Supplemental Indenture is attached as Exhibit 99.4 to this Report on Form 6-K and is incorporated herein by reference.

Any 2017 Notes validly tendered after the consent payment deadline but before the expiration of the Tender Offer will be eligible to receive the Tender Offer consideration of $1,020.59 per $1,000 principal amount of 2017 Notes, plus accrued and unpaid interest to, but not including, the final payment date for the tendered 2017 Notes, but not the consent payment. The Tender Offer remains open and is scheduled to expire at 12:00 midnight, New York City time, on December 12, 2013, unless extended by the Co-Issuers (the “Expiration Time”). Other than as required by applicable law, tendered 2017 Notes may not be withdrawn. The Existing Co-Issuers currently expect to have a final payment date promptly following the Expiration Time for any 2017 Notes tendered after the consent payment deadline.

Redemption of Remaining 2017 Notes

On November 29, 2013, the Existing Co-Issuers also announced that they will redeem for cash all 2017 Notes that remain outstanding on December 29, 2013 after completion of the Tender Offer, at a redemption price of $1,044.38 per $1,000 principal amount of 2017 Notes, plus accrued and unpaid interest to, but not including, that redemption date. The Existing Co-Issuers issued an official notice of redemption to holders of the 2017 Notes on November 29, 2013 and satisfied and discharged the indenture governing the 2017 Notes.

Fourth Supplemental Indenture

On December 13, 2013, the Co-Issuers entered into a Fourth Supplemental Indenture in order to add Diesis Shipmanagement Ltd, a direct subsidiary of Navios Holdings (the “New Guarantor”), as guarantor to the indenture, dated as of January 28, 2011, governing the Co-Issuers’ 8 1/8% Senior Notes due 2019. A copy of the Fourth Supplemental Indenture is attached as Exhibit 99.5 to this Report and is incorporated herein by reference.

This Report on Form 6-K is hereby incorporated by reference into Navios Holdings’ Registration Statement on Form F-3, File No. 333-189231, the Registration Statement on Form S-8, File No. 333-147186, and the related prospectuses, except as otherwise indicated above.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIOS MARITIME HOLDINGS INC.

By:	/s/ Angeliki Frangou
Angeliki Frangou

Chief Executive Officer

Date: December 13, 2013

EXHIBIT INDEX

Exhibit No.	Exhibit

99.1	Press release, dated November 29, 2013.

99.2	Indenture, dated as of November 29, 2013.

99.3	Press release, dated November 29, 2013.

99.4	Eleventh Supplemental Indenture, dated as of November 29, 2013.

99.5	Fourth Supplemental Indenture, dated as of December 13, 2013.